Exhibit 99.4

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended September 30, 2020 and 2019
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at September 30,	As at March 31,
	Notes	2020	2020
ASSETS
Current Assets
Cash and cash equivalents	19	$95,320	$65,777
Short-term investments	3	104,763	76,742
Trade and other receivables		1,365	1,178
Current portion of lease receivable	8	200	186
Inventories		6,705	8,430
Due from related parties	12	52	1,519
Income tax receivable		-	1,093
Prepaids and deposits		4,954	3,254
		213,359	158,179

Non-current Assets
Long-term prepaids and deposits		647	390
Long-term portion lease receivable	8	273	348
Reclamation deposits		8,000	9,230
Investment in an associate	4	51,587	44,555
Other investments	5	16,425	8,750
Plant and equipment	6	70,124	66,722
Mineral rights and properties	7	243,470	224,586
TOTAL ASSETS		$603,885	$512,760

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$34,983	$23,129
Current portion of lease obligation	8	611	567
Deposits received		4,568	3,195
Income tax payable		3,861	937
		44,023	27,828

Non-current Liabilities
Long-term portion of lease obligation	8	1,313	1,502
Deferred income tax liabilities		38,872	35,758
Environmental rehabilitation		9,098	8,700
Total Liabilities		93,306	73,788

Equity
Share capital		248,171	243,926
Equity reserves		10,793	(21,142)
Retained earnings		174,683	145,898
Total equity attributable to the equity holders of the Company		433,647	368,682

Non-controlling interests	11	76,932	70,290
Total Equity		510,579	438,972

TOTAL LIABILITIES AND EQUITY		$603,885	$512,760

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2020	2019	2020	2019
Revenue	18(b)(c)	$56,372	$49,886	$103,077	$95,462
Cost of mine operations
Production costs		19,688	17,290	37,435	35,290
Depreciation and amortization		5,592	5,814	11,332	11,683
Mineral resource taxes		1,433	1,408	2,769	2,659
Government fees and other taxes	14	648	496	1,188	1,090
General and administrative	13	2,339	2,211	4,396	4,340
		29,700	27,219	57,120	55,062
Income from mine operations		26,672	22,667	45,957	40,400

Corporate general and administrative	13	2,784	2,583	5,471	4,936
Property evaluation and business development	3	126	107	(3,659)	173
Foreign exchange loss (gain)		1,349	(797)	4,019	57
Loss on disposal of plant and equipment	6	19	121	211	263
Gain on disposal of mineral rights and properties	7	-	-	-	(1,477)
Share of loss in associate	4	319	244	480	525
Dilution gain on investment in associate	4	-	-	-	(723)
Reclassification of other comprehensive income upon
ownership dilution of investment in associate		-	-	-	(21)
Gain on equity investments designated as FVTPL	3, 5	(2,771)	-	(8,237)	-
Other expense (income)		69	291	(179)	490
Income from operations		24,777	20,118	47,851	36,177

Finance income	15	741	818	1,688	1,747
Finance costs	15	(84)	(136)	(231)	(311)
Income before income taxes		25,434	20,800	49,308	37,613

Income tax expense	16	5,877	5,139	11,259	4,651
Net income		$19,557	$15,661	$38,049	$32,962

Attributable to:
Equity holders of the Company		$15,472	$12,221	$30,963	$24,828
Non-controlling interests	11	4,085	3,440	7,086	8,134
		$19,557	$15,661	$38,049	$32,962

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.09	$0.07	$0.18	$0.15
Diluted earnings per share		$0.09	$0.07	$0.18	$0.14
Weighted Average Number of Shares Outstanding - Basic		174,688,227	170,842,478	174,344,733	170,419,199
Weighted Average Number of Shares Outstanding - Diluted		177,112,569	171,904,531	176,697,376	171,261,945

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2020	2019	2020	2019

Net income		$19,557	$15,661	$38,049	$32,962
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		16,357	(13,541)	22,776	(18,654)
Share of other comprehensive (loss) income in associate	4	(538)	135	(1,133)	(222)
Reclassification to net income upon ownership dilution of investment in associate		-	-	-	(21)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	3,5	1,983	(409)	12,889	836
Other comprehensive income (loss), net of taxes		$17,802	$(13,815)	$34,532	$(18,061)
Attributable to:
Equity holders of the Company		$15,270	$(11,524)	$31,737	$(14,369)
Non-controlling interests	11	2,532	(2,291)	2,795	(3,692)
		$17,802	$(13,815)	$34,532	$(18,061)
Total comprehensive income		$37,359	$1,846	$72,581	$14,901

Attributable to:
Equity holders of the Company		$30,742	$697	$62,700	$10,459
Non-controlling interests		6,617	1,149	9,881	4,442
		$37,359	$1,846	$72,581	$14,901

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

SILVERCORP METALS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2020	2019	2020	2019
Cash provided by
Operating activities
Net income		$19,557	$15,661	$38,049	$32,962
Add (deduct) items not affecting cash:
Finance costs	15	84	136	231	311
Depreciation, amortization and depletion		6,029	6,203	12,177	12,423
Share of loss in associate	4	319	244	480	525
Dilution gain on investment in associate	4	-	-	-	(723)
Reclassification of other comprehensive loss upon ownership
dilution of investment in associate		-	-	-	(21)
Income tax expense (recovery)	16	5,877	5,139	11,259	4,651
Gain on equity investments designated as FVTPL	3,5	(2,771)	-	(8,237)	-
Loss on disposal of plant and equipment	6	19	121	211	263
Gain on disposal of mineral rights and properties	7	-	-	-	(1,477)
Share-based compensation		1,032	701	1,755	1,026
Reclamation expenditures		-	(63)	(68)	(74)
Income taxes paid		(3,074)	(1,011)	(5,823)	(2,930)
Interest paid		(25)	(32)	(50)	(105)
Changes in non-cash operating working capital	19	2,544	(870)	9,759	(715)
Net cash provided by operating activities		29,591	26,229	59,743	46,116

Investing activities
Mineral rights and properties
Capital expenditures		(8,853)	(7,239)	(16,714)	(14,009)
Proceeds on disposals	7	-	1,455	-	6,146
Plant and equipment
Additions		(2,189)	(2,158)	(2,995)	(4,329)
Proceeds on disposals	6	-	2	1	3
Reclamation deposits
Paid		(11)	(1,543)	(261)	(1,549)
Refund		30	-	1,805	-
Other investments
Acquisition	5	(5,865)	(1,726)	(11,403)	(1,726)
Proceeds on disposals	5	1,232	1,266	17,806	1,266
Investment in associate	4	-	(187)	(5,805)	(3,210)
Net redemptions (purchases) of short-term investments		(16,341)	(9,543)	(15,451)	(33,618)
Principal received on lease receivable	8	49	9	94	36
Net cash used in investing activities		(31,948)	(19,664)	(32,923)	(50,990)

Financing activities
Related parties
Repayments received		-	-	1,423	-
Bank loan
Repayment		-	-	-	(4,369)
Principal payments on lease obligation	8	(138)	(187)	(270)	(288)
Non-controlling interests
Distribution	11	-	(3,259)	(3,239)	(3,259)
Cash dividends distributed	9(c)	-	-	(2,178)	(2,125)
Proceeds from issuance of common shares		1,854	4,857	2,686	5,077
Net cash provided by (used in) financing activities		1,716	1,411	(1,578)	(4,964)
Effect of exchange rate changes on cash and cash equivalents		1,937	(1,207)	4,301	(1,511)

Increase (decrease) in cash and cash equivalents		1,296	6,769	29,543	(11,349)

Cash and cash equivalents, beginning of the period		94,024	49,323	65,777	67,441
Cash and cash equivalents, end of the period		$95,320	$56,092	$95,320	$56,092
Supplementary cash flow information	19

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Balance, April 1, 2019		169,842,052	$231,269	$15,898	$25,409	$(41,864)	$116,734	$347,446	$65,735	$413,181
Adjustment upon adoption of IFRS 16		-	-	-	-	167	(823)	(656)	-	(656)
Options exercised		2,443,406	6,982	(1,905)	-	-	-	5,077	-	5,077
Share-based compensation		-	-	1,026	-	-	-	1,026	-	1,026
Dividends declared		-	-	-	-	-	(2,125)	(2,125)	-	(2,125)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,259)	(3,259)
Disposal of common shares held by associate		-	1,127	-	-	-	-	1,127	-	1,127
Comprehensive (loss) income		-	-	-	-	(14,369)	24,828	10,459	4,442	14,901
Balance, September 30, 2019		172,285,458	$239,378	$15,019	$25,409	$(56,066)	$138,614	$362,354	$66,918	$429,272
Options exercised		1,390,000	4,021	(1,097)	-	-	-	2,924	-	2,924
Restricted share units vested		141,376	527	(527)	-	-	-	-	-	-
Share-based compensation		-	-	1,643	-	-	-	1,643	-	1,643
Dividends declared		-	-	-	-	-	(2,162)	(2,162)	-	(2,162)
Comprehensive (loss) income		-	-	-	-	(5,523)	9,446	3,923	3,372	7,295
Balance, March 31, 2020		173,816,834	$243,926	$15,038	$25,409	$(61,589)	$145,898	$368,682	$70,290	$438,972
Options exercised		1,218,756	3,663	(977)	-	-	-	2,686	-	2,686
Restricted share units vested		155,874	582	(582)	-	-	-	-	-	-
Share-based compensation		-	-	1,755	-	-	-	1,755	-	1,755
Dividends declared	9(c)	-	-	-	-	-	(2,178)	(2,178)	-	(2,178)
Distribution to non-controlling interests	11	-	-	-	-	-	-	-	(3,239)	(3,239)
Comprehensive income		-	-	-	-	31,737	30,963	62,700	9,881	72,581
Balance, September 30, 2020		175,191,464	$248,171	$15,234	$25,409	$(29,852)	$174,683	$433,645	$76,932	$510,577

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines and other current exploration and development projects are located in China.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

Operating results for the three and six months ended September 30, 2020, are not necessarily indicative of the results that may be expected for the year ending March 31, 2021.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2020. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2020.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated November 4, 2020.

(b)Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	September 30,	March 31,
Name of subsidiaries	Principal activity	incorporation	2020	2020	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. ("Guangdong Found")	Mining	China	99%	99%	GC
(i) British Virgin Islands ("BVI")

(c) Significant Accounting Judgments and Estimates

The current outbreak of COVID-19 resulted in a series of public health and emergency measures that have been put in place globally to combat the spread of the virus. These measures have led to significant disruption to the global economic conditions and financial markets. The full extent of the impact of COVID-19 on operations and future financial performances is currently unknown.

IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts and disclosures, including but not limited to the potential impact arising from COVID-19 and government regulations and measures amid at reducing its transmission. As the extent and duration of the impact from COVID-19 remain unclear, the Company’s judgments and estimates may evolve as conditions change. Actual results may differ from those estimates.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

3.	SHORT-TERM INVESTMENT

As at September 30, 2020, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bankers acceptance	$10,301	3.56%	October 26, 2020 - March 29, 2021
Bonds	18,724	6.00% - 13.00%	November 6, 2020 - June 27, 2024
Money market instruments	75,738
	$104,763

As at March 31, 2020, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$23,313	6.00% - 13.00%	April 2, 2020 - June 27, 2024
Money market instruments	53,429
	$76,742

All bonds were purchased in open markets and are readily tradable.

On April 26, 2020, the Company entered into a definitive agreement with Guyana Goldfields Inc. (“Guyana Goldfields”), and subsequently amended on May 16, 2020 (collectively, the “Arrangement Agreement”) to acquire all of the issued and outstanding shares of Guyana Goldfields. On June 10, 2020, Guyana Goldfield terminated the Arrangement Agreement and paid the Company a break fee of $6,497 (CAD$9,000). The gain was recorded as a recovery of property evaluation and business development expense on the condensed consolidated interim statements of income to net off related expenditure and cost. The fair value of the shares of Guyana Goldfields that the Company held as at June 30, 2020 was reclassified to short-term investments from other investments. All shares of Guyana Goldfields held by the Company were then disposed during the three months ended September 30, 2020 and gains of $381 and $226 were recognized in the Condensed Consolidated Interim Statement of Income and Condensed Consolidated Interim Statement of Comprehensive Income respectively.

4.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

On June 9, 2020, the Company participated in an offering of common shares of NUAG underwritten by BMO Capital Markets and acquired an additional 1,320,710 common shares of NUAG for a cost of $5,805.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at September 30, 2020, the Company owned 43,917,216 common shares of NUAG (March 31, 2020 –42,596,506), representing an ownership interest of 28.8% (March 31, 2020 – 28.8%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2019	39,346,300	$38,703	$69,783
Purchase from open market	502,600	861
Exercise of warrants	1,500,000	2,349
Participation in public offering	1,247,606	3,820
Share of net loss		(1,276)
Share of other comprehensive income		1,077
Dilution gain		723
Disposal of common shares held by the associate		1,127
Foreign exchange impact		(2,829)
Balance March 31, 2020	42,596,506	$44,555	$148,624
Participation in public offering	1,320,710	5,805
Share of net loss		(480)
Share of other comprehensive loss		(1,133)
Foreign exchange impact		2,840
Balance September 30, 2020	43,917,216	$51,587	$212,030

5.	OTHER INVESTMENTS

	September 30, 2020	March 31, 2020
Equity investments designated as FVTOCI
Public companies	$4,897	$6,633
Private companies	2,207	2,117
	7,104	8,750
Equity investments designated as FVTPL
Public companies	4,803	-
Private companies	4,518	-
	9,321	-
Total	$16,425	$8,750

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investment in equity instruments that are held for trading are classified as FVTPL. For other investment in equity instruments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The continuity of such investments is as follows:

		Accumulated fair	Accumulated fair
		value change	value change
	Fair Value	included in OCI	included in P&L
April 1, 2019	$9,253	$(35,128)
Gain on equity investments	249	249
Acquisition	7,851	-
Disposal	(8,454)	-
Impact of foreign currency translation	(149)	-
March 31, 2020	$8,750	$(34,879)
Gain on equity investments designated as FVTOCI	12,663	12,663
Gain on equity investments designated as FVTPL	7,856		7,856
Acquisition	11,403		-
Disposal	(17,806)		-
Reclassified to short-term investments	(7,511)	-	-
Impact of foreign currency translation	1,070	-	-
September 30, 2020	$16,425	$(22,216)	$7,856

6.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2019	$100,028	$7,735	$29,452	$6,722	$5,790	$149,727
Adjustment upon adoption of IFRS 16	$360	$-	$-	$-	$-	$360
Additions	1,736	1,060	1,082	681	3,618	8,177
Disposals	(6,932)	(368)	(3,265)	(630)	(52)	(11,247)
Reclassification of asset groups(1)	6,908	-	65	-	(6,973)	-
Impact of foreign currency translation	(5,646)	(417)	(1,534)	(357)	(247)	(8,201)
Balance as at March 31, 2020	$96,454	$8,010	$25,800	$6,416	$2,136	$138,816
Additions	39	542	452	417	2,395	3,845
Disposals	(78)	(22)	(162)	(339)	(82)	(683)
Reclassification of asset groups(1)	877	-	990	-	(1,867)	-
Impact of foreign currency translation	4,202	369	1,156	278	105	6,110
Ending balance as at September 30, 2020	$101,494	$8,899	$28,236	$6,772	$2,687	$148,088

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2019	$(49,929)	$(5,409)	$(20,701)	$(5,017)	$(54)	$(81,110)
Disposals	6,821	278	3,051	574	52	10,776
Depreciation and amortization	(3,481)	(527)	(1,601)	(384)	-	(5,993)
Impact of foreign currency translation	2,602	283	1,083	263	2	4,233
Balance as at March 31, 2020	$(43,987)	$(5,375)	$(18,168)	$(4,564)	$-	$(72,094)
Disposals	70	19	78	304	-	471
Depreciation and amortization	(1,882)	(292)	(745)	(221)	-	(3,140)
Impact of foreign currency translation	(1,954)	(244)	(809)	(194)	-	(3,201)
Ending balance as at September 30, 2020	$(47,753)	$(5,892)	$(19,644)	$(4,675)	$-	$(77,964)

Carrying amounts
Balance as at March 31, 2020	$52,467	$2,635	$7,632	$1,852	$2,136	$66,722
Ending balance as at September 30, 2020	$53,741	$3,007	$8,592	$2,097	$2,687	$70,124
(1) When an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Carrying amounts as at September 30, 2020	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$36,406	$3,076	$12,165	$2,094	$53,741
Office equipment	2,272	23	403	309	3,007
Machinery	5,732	242	2,618	-	8,592
Motor vehicles	1,694	21	219	163	2,097
Construction in progress	2,112	514	61	-	2,687
Total	$48,216	$3,876	$15,466	$2,566	$70,124

Carrying amounts as at March 31, 2020	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$35,476	$3,094	$11,762	$2,135	$52,467
Office equipment	1,886	26	403	320	2,635
Machinery	5,734	258	1,640	-	7,632
Motor vehicles	1,598	22	232	-	1,852
Construction in progress	419	493	1,224	-	2,136
Total	$45,113	$3,893	$15,261	$2,455	$66,722

During the three and six months ended September 30, 2020, certain plant and equipment were disposed for proceeds of $nil and $1 (three and six months ended September 30, 2019 - $2 and $3) and loss of $19 and $211 (three and six months ended September 30, 2019 – loss of $121 and $263).

7.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2019	$288,453	$64,305	$107,161	$20,909	$174	$481,002
Capitalized expenditures	23,871	6	1,617	-	-	25,494
Mine right fees	797	-	-	-	-	797
Environmental rehabiliation	(4,299)	39	239	-	-	(4,021)
Disposition	-	-	-	(20,485)	-	(20,485)
Foreign currecy translation impact	(15,686)	(778)	(5,706)	(424)	(10)	(22,604)
Balance as at March 31, 2020	$293,136	$63,572	$103,311	$-	$164	$460,183
Capitalized expenditures	15,303	-	2,170	-	-	17,473
Foreign currecy translation impact	13,050	600	4,525	-	10	18,185
Ending balance as at September 30, 2020	$321,489	$64,172	$110,006	$-	$174	$495,841

Impairment and accumulated depletion
Balance as at April 1, 2019	$(91,179)	$(57,083)	$(80,491)	$(13,155)	$(174)	$(242,082)
Depletion	(14,282)	-	(2,165)	-	-	(16,447)
Disposition	-	-	-	12,888	-	12,888
Foreign currecy translation impact	5,071	395	4,301	267	10	10,044
Balance as at March 31, 2020	$(100,390)	$(56,688)	$(78,355)	$-	$(164)	$(235,597)
Depletion	(7,288)	-	(1,222)	-	-	(8,510)
Foreign currecy translation impact	(4,530)	(303)	(3,421)	-	(10)	(8,264)
Ending balance as at September 30, 2020	$(112,208)	$(56,991)	$(82,998)	$-	$(174)	$(252,371)

Carrying amounts
Balance as at March 31, 2020	$192,746	$6,884	$24,956	$-	$-	$224,586
Ending balance as at September 30, 2020	$209,281	$7,181	$27,008	$-	$-	$243,470

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

8.	LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Adjustment upon adoption of IFRS 16, April 1, 2019	$447	$1,463
Addition	238	1,239
Interest accrual	27	112
Interest received or paid	(27)	(112)
Principal repayment	(118)	(503)
Foreign exchange impact	(33)	(130)
Balance, March 31, 2020	$534	$2,069
Interest accrual	13	50
Interest received or paid	(13)	(50)
Principal repayment	(94)	(270)
Foreign exchange impact	33	125
Balance, September 30, 2020	$473	$1,924
Less: current portion	(200)	(611)
Non-current portion	$273	$1,313

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease receivable and lease obligation as at September 30, 2020:

	Lease Receivable	Lease Obligation
Within 1 year	$218	$652
Between 2 to 5 years	283	1,446
Total undiscounted amount	501	2,098
Less future interest	(28)	(174)
Total discounted amount	$473	$1,924
Less: current portion	(200)	(611)
Non-current portion	$273	$1,313

The lease receivable and lease obligation were discounted using an estimated incremental borrowing rate of 5%.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

9.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at September 30, 2020 were fully paid.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three and six months ended September 30, 2020, a total of $1,032 and 1,755 (three and six months ended September 30, 2019 - $701 and $1,026) in share-based compensation expense was recognized and included in the general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

(i) Stock options

The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, March 31, 2019	6,480,916	$2.86
Options exercised	(3,833,406)	2.78
Options forfeited	(123,750)	3.29
Options expired	(100,000)	1.75
Balance, March 31, 2020	2,423,760	$3.00
Option granted	622,000	5.46
Options exercised	(1,218,756)	2.96
Options forfeited	(115,004)	3.83
Balance, September 30, 2020	1,712,000	$3.87

During the six months ended September 30, 2020, a total of 622,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$5.46 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The fair value of stock options granted during the six months ended September 30, 2020 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Six months ended September 30,
2020
Risk free interest rate	0.31%
Expected life of option in years	2.75 years
Expected volatility	66%
Expected dividend yield	0.64%
Estimated forfeiture rate	10%
Weighted average share price at date of grant	CAD $5.46

The weighted average grant date fair value of options granted during the six months ended September 30, 2020 was CAD$2.16 (US$1.59). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options.

The following table summarizes information about stock options outstanding as at September 30, 2020:

					Weighted
	Number of options		Weighted average	Number of options	average
	outstanding at	Weighted average remaining	exercise price in	exercisable at	exercise price
Exercise price in CAD$	June 30, 2020	contractual life (Years)	CAD$	September 30, 2020	in CAD$
$2.60	465,000	1.13	$2.60	308,750	$2.60
$3.23	247,500	0.45	$3.23	247,500	$3.23
$3.40	407,500	0.90	$3.40	407,500	$3.40
$5.46	592,000	4.65	$5.46	-	$-
$2.60 to 5.46	1,712,000	1.89	$3.87	963,750	$3.10

Subsequent to September 30, 2020, a total of 10,000 options with exercise price of CAD$3.23 were exercised.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(ii) RSUs

The following is a summary of RSUs transactions:

		Weighted average
		grant date closing
	Number of shares	price per share $CAD
Balance, April 1, 2019	-	$-
Granted	850,500	4.94
Cancelled	(31,750)	4.94
Distributed	(141,376)	4.94
Balance, March 31, 2020	677,374	$4.94
Granted	709,000	5.46
Cancelled	(60,500)	4.94
Distributed	(155,874)	4.94
Balance, September 30, 2020	1,170,000	$5.21

During the six months ended September 30, 2020, a total of 709,000 RSUs were granted to directors, officers, and employees of the Company at grant date closing price of CAD$5.46 per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant. All RSUs will be settled in shares.

(c) Cash dividends declared

During the three and six months ended September 30, 2020, dividends of $nil and $2,178 (three months and six months ended September 30, 2019 - $nil and $2,125) were declared and paid.

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2020	March 31, 2020
Change in fair value on equity investments designated as FVTOCI	$21,990	$34,879
Share of other comprehensive loss in associate	(602)	(1,735)
Currency translation adjustment	8,464	28,445
Balance, end of the period	$29,852	$61,589

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive income in associate, and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

11.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	Total
Balance, April 1, 2019	$58,262	$4,903	$3,017	$(447)	$65,735
Share of net income (loss)	10,440	664	(221)	46	10,929
Share of other comprehensive loss	(2,768)	(209)	(73)	(65)	(3,115)
Distributions	(2,603)	(656)	-	-	(3,259)
Balance, March 31, 2020	$63,331	$4,702	$2,723	$(466)	$70,290
Share of net income	6,361	562	119	44	7,086
Share of other comprehensive income	2,417	293	71	14	2,795
Distributions	(2,600)	(639)	-	-	(3,239)
Balance, September 30, 2020	$69,509	$4,918	$2,913	$(408)	$76,932

As at September 30, 2020, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, and Guangdong Found were 22.5%, 20%, 30%, and 1%, respectively (March 31, 2020 – 22.5%, 20%, 30% and 1%, respectively).

12.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due from related parties	September 30, 2020	March 31, 2020
NUAG (a)	$52	$94
Henan Non-ferrous (b)	-	1,425
	$52	$1,519

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2020, the Company recovered $179 and $340 (the three and six months ended September 30, 2019 - $146 and $214), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	In January 2020, Henan Found advanced a loan of $1,426 (RMB¥10 million) to Henan Non-ferrous. The loan has a term of four months and bears an interest rate of 4.35% per annum. In May 2020, the loan, including accumulated interest, of $1,423 (RMB¥10.1 million) was repaid in full.

The balances with related parties are unsecured.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended September 30, 2020			Three months ended September 30, 2019
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$132	$305	$437	$123	$266	$389
Office and administrative expenses	492	740	1,232	587	713	1,300
Professional fees	45	114	159	87	114	201
Salaries and benefits	1,099	1,180	2,279	1,136	1,118	2,254
Share-based compensation	1,016	-	1,016	650	-	650
	$2,784	$2,339	$5,123	$2,583	$2,211	$4,794

	Six months ended September 30, 2020			Six months ended September 30, 2019
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$252	$593	$845	$207	$533	$740
Office and administrative expenses	1,028	1,331	2,359	1,224	1,250	2,474
Professional fees	363	227	590	266	307	573
Salaries and benefits	2,132	2,245	4,377	2,264	2,250	4,514
Share-based compensation	1,696	-	1,696	975	-	975
	$5,471	$4,396	$9,867	$4,936	$4,340	$9,276

14.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019
Government fees	$14	$18	$28	$106
Other taxes	634	478	1,160	984
	$648	$496	$1,188	$1,090

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

15.	FINANCE ITEMS

Finance items consist of:

	Three months ended September 30,		Six months ended September 30,
Finance income	2020	2019	2020	2019
Interest income	$741	$818	$1,688	$1,747

	Three months ended September 30,		Six months ended September 30,
Finance costs	2020	2019	2020	2019
Interest on bank loan	$-	$-		$45
Interest on lease obligation	25	32	50	55
(Gain) Loss on disposal of bonds	(12)	-	41
Unwinding of discount of environmental rehabilitation provision	71	104	140	211
	$84	$136	$231	$311

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

16.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended September 30,		Six months ended September 30,
Income tax expense	2020	2019	2020	2019
Current	$5,155	$960	$9,724	$2,712
Deferred	722	4,179	1,535	1,939
	$5,877	$5,139	$11,259	$4,651

17.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at September 30, 2020 and March 31, 2020 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$95,320	$-	$-	$95,320
Short-term investments - money market instruments	75,738	-	-	75,738
Investments in public companies	9,700	-	-	9,700
Investments in private companies	-	-	6,725	6,725

	Fair value as at March 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$65,777	$-	$-	$65,777
Short-term investments - money market instruments	53,430	-	-	53,430
Investments in public companies	6,633	-	-	6,633
Investments in private companies	-	-	2,117	2,117

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at September 30, 2020 and March 31, 2020, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three months and six months ended September 30, 2020 and 2019.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2020				March 31, 2020
	Within a year	2-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	34,983	-	-	34,983	23,129
Lease obligation	611	1,313	-	1,924	2,069
	$35,594	$1,313	$-	$36,907	$25,198

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follows:

	September 30, 2020	March 31, 2020
Financial assets denominated in U.S. Dollars	$65,691	$60,534

As at September 30, 2020, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.6 million.

(d)Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at September 30, 2020, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no amounts in trade or other receivables which were past due on September 30, 2020 (at March 31, 2020 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at September 30, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $490 and $480, respectively.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

18.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Songxian Gold Mining Co., Ltd. ("SX Gold") (i)	XHP
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.
(i) SX Gold was disposed in April 2019.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

September 30, 2020
	Mining			Administrative
	Henan					Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Beijing	Vancouver

Current assets	$107,396	$2,363	$9,995	$3,788	$89,817	$213,359
Plant and equipment	48,216	3,876	15,466	1,012	1,554	70,124
Mineral rights and properties	209,281	7,181	27,008	-	-	243,470
Investment in an associate	-	-	-	-	51,587	51,587
Other investments	2,207	-	-	-	14,218	16,425
Reclamation deposits	3,593	-	4,400	-	7	8,000
Long-term prepaids and deposits	429	103	115	-	-	647
Long-term portion of lease receivable	-	-	-	-	273	273
Total assets	$371,122	$13,523	$56,984	$4,800	$157,456	$603,885

Current liabilities	$32,819	$1,379	$5,648	$244	$3,933	$44,023
Long-term portion of lease obligation	-	-	-	-	1,313	1,313
Deferred income tax liabilities	37,798	1,074	-	-	-	38,872
Environmental rehabilitation	7,108	1,075	915	-	-	9,098
Total liabilities	$77,725	$3,528	$6,563	$244	$5,246	$93,306

March 31, 2020
	Mining			Administrative
	Henan					Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Beijing	Vancouver

Current assets	$80,160	$1,467	$3,665	$4,289	$68,598	$158,179
Plant and equipment	45,113	3,893	15,261	862	1,593	66,722
Mineral rights and properties	192,746	6,884	24,956	-	-	224,586
Investment in an associate	-	-	-	-	44,555	44,555
Other investments	2,117	-	-	-	6,633	8,750
Reclamation deposits	5,043	-	4,180	-	7	9,230
Long-term prepaids and deposits	205	99	86	-	-	390
Long-term portion of lease receivable	-	-	-	-	348	348
Total assets	$325,384	$12,343	$48,148	$5,151	$121,734	$512,760

Current liabilities	$19,495	$1,322	$3,154	$625	$3,232	$27,828
Long-term portion of lease obligation	-	-	-	-	1,502	1,502
Deferred income tax liabilities	34,761	997	-	-	-	35,758
Environmental rehabilitation	6,775	1,015	910	-	-	8,700
Total liabilities	$61,031	$3,334	$4,064	$625	$4,734	$73,788

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b) Segmented information for operating results is as follows:

Three months ended September 30, 2020
	Mining			Administrative
	Henan					Total
Statement of operations:	Luoning	Hunan(1)	Guangdong	Beijing	Vancouver
Revenue	$45,671	$1,524	$9,177	$-	$-	$56,372
Costs of mine operations	(22,549)	(893)	(6,258)	-	-	(29,700)
Income from mine operations	23,122	631	2,919	-	-	26,672

Operating expenses	(160)	(12)	37	(409)	(1,351)	(1,895)
Finance items	369	(9)	10	27	260	657
Income tax expenses	(5,453)	(33)	(361)	(8)	(22)	(5,877)
Net income (loss)	$17,878	$577	$2,605	$(390)	$(1,113)	$19,557

Attributed to:
Equity holders of the Company	13,983	413	2,579	(390)	(1,113)	15,472
Non-controlling interests	3,895	164	26	-	-	4,085
Net income (loss)	$17,878	$577	$2,605	$(390)	$(1,113)	$19,557
(1) Hunan's BYP project was placed on care and maintenance starting August 2014.

Three months ended September 30, 2019
	Mining			Administrative
	Henan					Total
Statement of operations:	Luoning	Hunan	Guangdong	Beijing	Vancouver
Revenue	$42,298	$-	$7,588	$-	$-	$49,886
Costs of mine operations	(21,761)	(97)	(5,351)	(10)	-	(27,219)
Income from mine operations	20,537	(97)	2,237	(10)	-	22,667

Operating expenses	(355)	(4)	23	(367)	(1,846)	(2,549)
Finance items	231	(36)	26	35	426	682
Income tax expenses	(4,637)	(13)	(471)	-	(18)	(5,139)
Net income (loss)	$15,776	$(150)	$1,815	$(342)	$(1,438)	$15,661

Attributed to:
Equity holders of the Company	12,309	(105)	1,797	(342)	(1,438)	12,221
Non-controlling interests	3,467	(45)	18	-	-	3,440
Net income (loss)	$15,776	$(150)	$1,815	$(342)	$(1,438)	$15,661

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Six months ended September 30, 2020
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Revenue	$85,357	$1,524	$16,196	$-	$-	$-	$103,077
Costs of mine operations	(44,660)	(1,007)	(11,453)	-	-	-	(57,120)
Income from mine operations	40,697	517	4,743	-	-	-	45,957

Operating expenses	(72)	(12)	2	-	(869)	2,845	1,894
Finance items, net	751	(17)	51	-	62	610	1,457
Income tax expenses	(9,715)	(33)	(361)	-	(8)	(1,142)	(11,259)
Net income (loss)	$31,661	$455	$4,435	$-	$(815)	$2,313	$38,049

Attributable to:
Equity holders of the Company	24,738	336	4,391	-	(815)	2,313	30,963
Non-controlling interests	6,923	119	44	-	-	-	7,086
Net income (loss)	$31,661	$455	$4,435	$-	$(815)	$2,313	$38,049
(1) Hunan's BYP project was placed on care and maintenance in August 2014.

Six months ended September 30, 2019
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Revenue	$80,072	$-	$15,390	$-	$-	$-	$95,462
Costs of mine operations	(43,488)	(214)	(11,335)	-	(25)	-	(55,062)
Income from mine operations	36,584	(214)	4,055	-	(25)	-	40,400

Operating income (expenses)	1,088	(4)	(152)	(60)	(797)	(4,298)	(4,223)
Finance items, net	568	(70)	44	-	62	832	1,436
Income tax recoveries (expenses)	(901)	(29)	(936)	-	-	(2,785)	(4,651)
Net income (loss)	$37,339	$(317)	$3,011	$(60)	$(760)	$(6,251)	$32,962

Attributable to:
Equity holders of the Company	29,140	(222)	2,981	(60)	(760)	(6,251)	24,828
Non-controlling interests	8,199	(95)	30	-	-	-	8,134
Net income (loss)	$37,339	$(317)	$3,011	$(60)	$(760)	$(6,251)	$32,962

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the three and six months ended September 30, 2020 and 2019 were all earned in China and were comprised of:

	Three months ended September 30, 2020
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$30,506	$-	$2,542	$33,048
Gold (Au)	1,492	1,524	-	3,016
Lead (Pb)	12,148	-	2,239	14,387
Zinc (Zn)	1,071	-	4,165	5,236
Other	454	-	231	685
	$45,671	$1,524	$9,177	$56,372

	Three months ended September 30, 2019
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$25,481	$-	$1,958	$27,439
Gold (Au)	1,314	-	-	1,314
Lead (Pb)	13,945	-	2,257	16,202
Zinc (Zn)	960	-	3,085	4,045
Other	598	-	288	886
	$42,298	$-	$7,588	$49,886

	Six months ended September 30, 2020
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$54,613	$-	$4,620	$59,233
Gold (Au)	2,969	1,524	-	4,493
Lead (Pb)	24,494	-	4,267	28,761
Zinc (Zn)	2,442	-	6,949	9,391
Other	839	-	360	1,199
	$85,357	$1,524	$16,196	$103,077

	Six months ended September 30, 2019
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$47,211	$-	$3,786	$50,997
Gold (Au)	2,396	-	-	2,396
Lead (Pb)	26,638	-	4,742	31,380
Zinc (Zn)	2,624	-	6,573	9,197
Other	1,203	-	289	1,492
	$80,072	$-	$15,390	$95,462

(d) Major customers

For the six months ended September 30, 2020, four major customers (six months ended September 30, 2019 – five major customers) each accounted for 14%, 17%, 19%, and 22% (six months ended September 30, 2019 - 10%, 11%, 19%, 20% and 22%), and collectively 72% (six months ended September 30, 2019 -82%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2020 and
for three and six months ended September 30, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2020	March 31, 2020
Cash on hand and at bank	$87,905	$65,251
Bank term deposits and GICs	7,415	526
Total cash and cash equivalents	$95,320	$65,777

Changes in non-cash operating working capital:	Three Months Ended September 30,		Six Months Ended September 30,
	2020	2019	2020	2019
Trade and other receivables	$(331)	$(173)	$(134)	$(438)
Inventories	855	385	1,470	637
Prepaids and deposits	(1,040)	(2,584)	(1,527)	(1,769)
Accounts payable and accrued liabilities	1,883	3,128	8,706	1,699
Deposits received	1,165	(1,589)	1,197	(742)
Due from a related party	12	(37)	47	(102)
	$2,544	$(870)	$9,759	$(715)